"Filed by Versant Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No.: 0-28017"

        The following is the letter to our customers regarding the proposed merger between Versant Corporation and Poet Holdings, Inc. that appears on Versant's website.

September 29, 2003

Dear Versant Customers,

        We are pleased to share with you today, that Versant has signed an agreement to merge with Poet Holdings, combining two leading developers of object technologies for real-time applications. Poet and Versant combined will be the number one vendor in terms of total market share for object databases. The two object database product lines will offer the broadest set of choices to our joint customers, ranging from embedded systems to large real-time applications managing 100's of gigabytes of data. The two companies also have key initiatives to deliver solutions including real-time integration and catalog management solutions. These initiatives will continue to provide additional growth for the company.

        We are committed to the continued enhancement and growth of both product lines—Versant's object database technology as well as Poet's object database technology. The combined company will have engineering centers located in all the major geographies in the world—North America, Europe and Asia. This will enable enhanced local support for global organizations. In addition, the unique innovations will enhance each product line.

        Versant's vision is to be the leader in providing object solutions for the real-time enterprise, enabling it to store, integrate, analyze and act on real-time data. The combined company will have a broad range of products to help companies realize this vision of the real-time enterprise.

        This combination delivers strength and stability that will greatly benefit our customers. It will also continue to provide the extra assurance that customers need to make large mission-critical deployment decisions for Versant and Poet's products. These large enterprise deployments have been the foundation for both the companies.

        We thank you for your support and look forward to a prosperous future together as we welcome Poet's customers, employees and partners into our team.

Sincerely,

Nick Ordon
President & CEO
Versant Corporation

PS: This merger is subject to the approval of both Versant and Poet Shareholders and is expected to complete in December of 2003.